Exhibit 8.2

[BMC LOGO APPEARS HERE]

January 12, 2006

Lake Shore Savings & Loan Association

128 East Fourth Street

P.O. Box 512

Dunkirk, NY 14048-2291

Re:	New York State Tax Consequences of Lake Shore Savings & Loan Association’s
intent to Reorganize into a Mutual Holding Company Structure

Ladies and Gentlemen:

PRELIMINARY STATEMENT

You have requested our opinion relating to the New York state tax consequences of the Amended and Restated Plan of Reorganization (the “Plan”) of Lake Shore Savings & Loan Association (the “Bank”), a New York chartered mutual savings and loan association. Pursuant to the Plan, the Bank will convert from a New York chartered mutual savings and loan association into a federal stock savings bank and become the wholly-owned subsidiary of Lake Shore Bancorp, Inc., a newly formed federal capital stock corporation (the “Company”), and the Company will become a majority-owned subsidiary of Lake Shore, MHC, a federal mutual holding company that will be chartered as of the closing date of the transaction (the “MHC”).

Our New York state tax opinion is in addition to and relies upon the Federal income tax opinion (“federal tax opinion”) of Thacher Proffitt & Wood LLP, special tax counsel to the Bank, the Company and the MHC. We have reviewed that opinion. The federal tax opinion outlines the proposed transactions and the facts, assumptions and representations of the Plan, and are also used herein. All capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan.

FACTS

On August 9, 2005, the Board of Directors of the Bank adopted the Plan. The component and related transactions described in the Plan and in the Prospectus (collectively described as the “Reorganization”) has been filed with the Securities and Exchange Commission. We are rendering this opinion pursuant to Section 22 of the Plan. All capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan or Prospectus. For purposes of this letter, the term “membership interests”, with respect to either the Bank or the MHC, shall mean the liquidation rights in, respectively, the Bank or the MHC.

The Reorganization will be effected, pursuant to the Plan, as follows:

1.	The Bank will exchange its New York mutual savings and loan association charter for a federal mutual savings bank charter (the “Charter Conversion”).

2.	The Bank will organize the MHC, which will initially be organized in stock form and initially exist as the Bank’s wholly-owned subsidiary.

3.	The MHC will organize two wholly-owned subsidiaries, one of which will be the Company, and the other of which will be an interim stock savings bank (“Interim”).

4.	The following events will occur simultaneously pursuant to the Plan: (i) the Bank will exchange its federal mutual savings bank charter for a federal stock savings bank charter and thereby become Stock Bank (the “Conversion”); (ii) the MHC will cancel its stock and exchange its charter for a federal mutual holding company charter and thereby become a mutual holding company; (iii) Interim will merge with and into Stock Bank with Stock Bank surviving, and the former holders of membership interests in the Bank (“Bank Members”) will exchange the stock of Stock Bank constructively received in the Conversion for membership interests in the MHC (the “Exchange”). As a mutual entity, the MHC will not have any authorized capital stock. As a result of the merger and charter exchanges, Stock Bank will become a wholly-owned subsidiary of the MHC, and the Bank Members will hold membership interests in the MHC comparable to the membership interests they previously held in the Bank.

5.	The MHC will then contribute all of the stock of Stock Bank to the Company.

As a result of these transactions, Stock Bank will be a wholly-owned subsidiary of the Company and the Company will be a wholly-owned subsidiary of the MHC. In substance, upon the Charter Conversion and pursuant to the other transactions described above, the Bank Members will constructively receive the stock of Stock Bank and will then exchange such stock for membership interests in the MHC.

Simultaneously with the Charter Conversion, the Conversion and the Exchange, the Company will offer to sell additional shares of its common stock pursuant to the Plan, with priority subscription rights granted in descending order of priority to Eligible Account Holders, certain employee stock benefit plans of the Bank, Supplemental Eligible Account Holders, Other Depositors and certain members of the general public.

Upon the consummation of the Reorganization, the legal existence of the Bank will not terminate, but the MHC will be a continuation of the Bank. All assets, rights, obligations and liabilities of whatever nature of the Bank that are not expressly retained by the MHC shall be transferred to the Stock Bank as part of the Reorganization. All property of the Bank (not expressly retained by the MHC), including its right, title and interest in all property of whatsoever kind and nature, interest and asset of every conceivable value or benefit then existing or pertaining to the Bank, or which would inure to the Bank immediately by operation of law and without the necessity of any conveyance or transfer and without any further act or deed, will vest in the MHC and will then be transferred to the Stock Bank. The Stock Bank will have, hold and enjoy the same in its right and fully and to the same extent as the same was possessed, held and enjoyed by the Bank. The Stock Bank will continue to have, succeed to and be responsible for all the rights, liabilities and obligations the Bank had when it was in mutual form and will maintain its headquarters and operations at the Bank’s present locations.

Upon consummation of the Reorganization, substantially all of the assets and liabilities (including the savings accounts, demand accounts, tax and loan accounts, United States Treasury general accounts, or United States Treasury Time Deposit Open Accounts, as defined in the OTS regulations) of the Bank shall become the assets and liabilities of the Stock Bank, which will thereupon become a savings association subsidiary of the Company and of the MHC. All assets, rights, obligations and liabilities of whatever nature of the Bank that are not expressly retained by the MHC shall be transferred to the Stock Bank. The Bank will apply to the OTS to have the Company receive or retain (as the case may be) up to 50% of the net proceeds of the Stock Offering, or such other amount as may be determined by the Board of Directors. The Stock Bank may distribute additional capital to the MHC following the Reorganization, subject to the OTS regulations governing capital distributions.

The Bank has annually been filing a New York Banking Corporation Franchise Tax Return and paying tax under Article 32 of the New York State Banking Law.

The deemed transfer of tangible personal property by the Bank to the Stock Bank in connection with the Reorganization will not be in the ordinary course of the Bank’s business.

LAW AND ANALYSIS

The federal tax opinion of Thacher Profitt & Wood LLP provides that the Reorganization will be “tax-free” under the Internal Revenue Code of 1986, as amended. The Reorganization is exempt from taxation under a number of Internal Revenue Code (“IRC”) sections including but not limited to Sections 368(a)(1)(F), 381(b) and 351.

New York Tax Law §1451 annually imposes a franchise tax on every banking corporation for the privilege of exercising its franchise or doing business in New York State in a corporate or organized capacity.

Section 1451(a) of the New York Tax Law imposes a basic tax on the taxpayer’s entire net income, or portion thereof allocated to New York State, for any taxable year or part thereof.

Entire net income is defined in New York Tax Law §1453(a) as “total net income from all sources which shall be the same as the entire taxable income (but not alternative minimum taxable income) … which the taxpayer is required to report to the United States Treasury Department . subject to the modifications and adjustments hereinafter provided.”

Section 1453(b) through (k-1) of the New York Tax Law and §§18-2.3, 18-2.4 and 18-2.5 of the Franchise Tax on Banking Corporations Regulations, promulgated thereunder, provide for the modifications and adjustments required by §1453(a). However, there are no modifications or adjustments applicable to a transaction where, for federal income tax purposes, steps to a conversion are treated as exchanges pursuant to Sections 368(a)(1)(F), 381(b) and 351 of the Code and will result in no recognition of gain or loss for federal income tax purposes. Therefore, for purposes of §1453 of the New York Tax Law, such steps or exchanges would be treated the same as they are treated for federal income tax purposes.

In general terms, a corporate reorganization is a tax-free transaction under federal law if the consideration for the acquisition consists primarily of stock or securities of the acquiring corporation or its parent. In most cases, the gain or loss recognized on a reorganization for New York state tax purposes will be the same as the gain or loss recognized for federal tax purposes because New York uses federal taxable income as the starting point for the computation of its tax base and there is no provision of New York law that modifies the federal recognition or nonrecognition rules applicable to reorganizations.

Accordingly, if the steps to the Conversion described herein are treated as tax-free exchanges under Sections 368(a)(1)(F), 381(b) and 351 of the Code, such exchanges would be tax-free for purposes of computing entire net income under §1453 of the New York Tax Law.

New York Tax Law §1101(b)(4)(iv)(A) provides that the term ‘“retail sale” does not include “the transfer of tangible personal property to a corporation, solely in consideration for the issuance of its stock, pursuant to a merger or consolidation effected under the law of New York or any other jurisdiction.” Regulation §526.6 of the Sales and Compensating Use Tax provides examples of the types of transactions that are exempt from sales tax. A merger or consolidation effected under IRC Section 368(a)(1)(a) is specifically exempted. However, the Regulation imposes sales tax upon transactions in which the stock of a corporation is issued to purchase the assets of another corporation. This has not occurred in this transaction. The intent of the statute and the regulation is to exclude transactions wherein one company is merged into another company or when two companies are consolidated into one. Any such transfers of tangible personal property to a corporation are not subject to New York sales tax; therefore, the transactions necessary to effectuate the reorganization into the mutual holding company structure more likely than not will not be subject to New York sales tax.

Section 1402 of the New York Tax Law imposes the real estate transfer tax on each conveyance of real property or interest therein when the consideration exceeds five hundred dollars. The term “conveyance” is defined in §1401(e) of the New York Tax Law. Included in the definition of conveyance is the transfer or transfers of any interest in real property by any method, including the transfer or acquisition of a controlling interest in any entity with an interest in real property.

Section 1401(b) of the New York Tax Law defines the term “controlling interest.” This section provides, in the case of a corporation, that controlling interest means either fifty percent or more of the total combined voting power of all classes of stock or fifty percent or more of the capital, profits or beneficial interest in such voting stock.

However, §1405(b)(6) of the New York Tax Law sets forth that conveyances are exempt from the real estate transfer tax to the extent that they “effectuate a mere change of identity or form of ownership or organization where there is no change in beneficial ownership.”

Pursuant to the Reorganization, the original holders of membership interests in the Bank will ultimately become the holders of membership interests in the MHC. Because the original holders of membership interests in the Bank will receive a proportionately equal membership interests in the MHC as a result of the Reorganization, the any deemed real estate conveyance, will more likely than not, be exempt from New York Realty Transfer Tax based upon the mere change of identity or form of ownership or organization exemption provided in §1405(b)(6) of the New York Tax Law. See also New York Regulations, Rule §§ 23-03 and
23-05(b)(8).

Section 270 of the New York Tax Law provides in part: “There is hereby imposed . a tax . on all sales, or agreements to sell, or memoranda of sales and all deliveries or transfers of shares or certificates of stock, or certificates of rights to stock, or certificates of interest in property or accumulations. in any domestic or foreign association, company or corporation . whether made upon or shown by the books of the association, company, corporation, or trustee, or by any assignment in blank, or by any delivery, or by any paper or agreement or memorandum or other evidence of sale or transfer, whether intermediate or final, and whether investing the holder with the beneficial interest in or legal title to said stock, or other certificates taxable hereunder, or merely with the possession or use thereof for any purpose.”

Subdivision (h) of §440.1 of the Stock Transfer Tax Regulations provides as follows: The tax imposed by article 12 of the Tax Law does not apply to the original issuance of stock.

Subdivision (j) of section 440.1 of the Stock Transfer Tax regulations provides in part: The following are examples of transactions not subject to tax:

(2) The surrender of a single certificate for reissuance to the same stockholder of several certificates representing, in the aggregate, the same number of shares.

(3) The surrender of a number of certificates of reissuance, to the same stockholder, of a single certificate for the same number of shares.

Pursuant to the Reorganization, the original holders of membership interests in the Bank will ultimately become the holders of membership interests in the MHC. Because the original holders of membership interests in the Bank will receive a proportionately equal membership interests in the MHC as a result of the Reorganization, , there will not be any change in the underlying ownership interest. Thus, it is more likely than not that no stock transfer tax liability should exist. See also Regulation §§. 440.1(h) and 440.1(j).

OPINION

Based upon our review of the Plan, agreements and documents mentioned above, and the federal income tax opinion of Thacher Proffitt & Wood LLP, it is our opinion that:

1)	To the extent the Reorganization, as more fully described in the Plan of Reorganization, qualifies as “tax-free” under the Internal Revenue Code of 1986, then the Reorganization will not result in any income tax liabilities under New York Tax Law §1451.

The Federal income tax opinion of Thacher Proffitt & Wood LLP, item (a)(2) specifically states that the Bank’s members will recognize no gain or loss as a result of the conversion. For New York income tax purposes, the Bank’s members will follow the Federal non-recognition treatment.

2)	More likely than not, the deemed transfer of the Bank’s tangible personal property pursuant to the Plan of Reorganization will not result in New York Sales and Use tax liability.

3)	More likely than not, the New York Realty Transfer Tax will not be imposed on the deemed conveyance of real estate pursuant to the Plan of Reorganization because there is no change in beneficial ownership and such a deemed conveyance merely effectuates a change of identity or form of ownership or organization.

4)	More likely than not, the New York Stock Transfer Tax will not be imposed on the issuance and/or transfer of membership interests pursuant to the Plan of Reorganization because there will not be any change in the underlying ownership interests.

Since this letter is provided in advance of the closing of the Reorganization and Offerings, we have assumed that such transactions will be consummated. Any change to the Plan of Reorganization could cause us to modify the opinions expressed herein.

In providing our opinion, we have considered the provisions of New York state tax law and the interplay of the Internal Revenue Code of 1986, as amended, New York tax regulations, judicial decisions and New York rulings, to date. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that our opinion expressed herein, if challenged, will be accepted by the State of New York. We have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

In issuing our opinion, we have assumed that the Plan has been duly and validly authorized and has been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held; that the Bank will comply with the terms and conditions of the Plan, and that the various representations and warranties which are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Plan under the Federal income tax laws.

We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above. This opinion is rendered for your use only, and may not be delivered to or relied upon by any other person or entity without our express written consent.

We consent to the filing of this opinion as an exhibit to the Form S-1 filed with the Securities and Exchange Commission and to the references to us in the Prospectus under “The Reorganization and Offering – Accounting Consequences” and the Form MHC-2 filed with the Office of Thrift Supervision.

Very truly yours,

/s/ BEARD MILLER COMPANY LLP